UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2025

Commission File Number: 001-42571

Intercont (Cayman) Limited

Room 1102, Lee Garden One,

33 Hysan Avenue,

Causeway Bay, Hong Kong
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this report is a press release of Intercont (Cayman) Limited (the “Company”), dated July 15, 2025, regarding the Company’s unaudited condensed combined and consolidated financial statements for the six months ended December 31, 2024.

Attached as Exhibit 99.2 to this report is Management’s Discussion and Analysis.

Attached as Exhibit 99.3 to this report is the Company’s unaudited condensed combnined and consolidated financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 15, 2025	Intercont (Cayman) Limited

	By:	/s/ Muchun Zhu
Muchun Zhu
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release
99.2	Management’s Discussion and Analysis
99.3	Unaudited Financial Results as of and for the six-month period ended December 31, 2024
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

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